UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-41990

Mobile-health Network Solutions

(Exact name of registrant as specified in its charter)

2 Venture Drive, #07-08 Vision Exchange

Singapore 608526

+65 6222 5223

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into a Non-Binding Letter of Memorandum.

On May 12, 2026, Mobile-health Network Solutions (the “Company”) entered into a non-binding Letter of Memorandum (“Memorandum”) with White Group Pte. Ltd. (“White Group”) regarding a proposed strategic collaboration. Pursuant to the Memorandum, White Group undertakes to identify and facilitate a U.S.-based private equity fund to partner and provide investment in the Company of up to US$100 million in exchange for the Company’s shares in the equivalent commitment amount, to facilitate the kick-off and sustained scaling of the Company’s healthcare technology initiatives. White Group is to present the selected private equity fund candidate for review by the Company’s board within the next 60 days.

The Memorandum contemplates a facilitation fee payable to White Group upon each drawdown of funds. Such fee would be payable either (i) entirely in shares equal to 5% of the drawn amount, or (ii) as a combination of 2.5% in shares and 2.5% in cash. Any shares issued as part of the facilitation fee would be valued at the prevailing market price on the relevant drawdown date.

The Memorandum reflects preliminary terms only and is generally non-binding with respect to the consummation of any definitive transaction. There can be no assurance that the parties will execute definitive agreements, or that any contemplated transaction will be completed on the terms described, or at all.

On May 13, 2026, the Company issued a press release announcing its entry into the Memorandum. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding the ability to successfully execute on the plans and undertakings contemplated in the agreements discussed in this report.

Additional forward-looking statements can be identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.manadr.com/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mobile-health Network Solutions

Date: May 13, 2026	By:	/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer